VENTURE LENDING & LEASING VI, INC.
104 La Mesa Drive, Suite 102
Portola Valley, California 94028

August 28, 2016

Dominic Minored
Securities and Exchange Commission
100 F Street, N E
Washington, DC 20549-4720

Re:	SEC Comments on Preliminary Proxy Filing for Venture Lending & Leasing Fund VI, Inc. (the “Fund” or “Fund VI”); File No. 814-00799

Mr. Minored,

This letter is in response to your comments provided telephonically on August 24, 2017 relating to the preliminary proxy statement, filed with the Commission on August 14, 2017, regarding the proposed liquidation and dissolution of the Fund and the termination of its status as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). The comments that you asked be clarified by written response in advance of the filing of the Fund’s definitive proxy statement are each set forth below and followed by our response. The comments that you asked be addressed in the Fund’s definitive proxy statement will be reflected in the filing we plan to make with the Commission on August 29, 2017. As requested, comments that you made with respect to one section of the proxy statement will be addressed throughout the proxy statement as appropriate.

We acknowledge that while the standard “Tandy” representations are no longer required of the Fund, you reminded us that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter; Commission staff comments or changes to disclosure in response to Commission staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert the Commission staff comments set forth below as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.	Comment: In the letter to shareholders that precedes the proxy statement, in the first full paragraph, please disclose the expected timing of the implementation of the proposals, if approved.

Response:     If approved, the proposals are expected to be implemented as soon as possible after the shareholder meeting scheduled for September 13, 2017. Disclosure to this effect will be added to the definitive proxy statement.

2.	Comment: In the second paragraph under the heading “Summary of Proposals,” please disclose the estimated dollar amount of the fees and expenses of implementing the proposals.

Response:     The estimated cost of implementing the Proposals is less than $10,000. Disclosure to this effect will be added to the definitive proxy statement.

3.	Comment: In the section entitled “Effect of Liquidation Proposal” under the heading
“Proposal 1 – The Liquidation Proposal,” (a) please disclose at what point it is expected that members of Venture Lending & Leading VI, LLC, the sole shareholder of the Fund (the “LLC”), will recognize a long-term capital loss of approximately $55.43 per LLC share and (b) please indicate the expected timing of the ultimate winding down of the LLC and whether the LLC will additional have capital gains and losses.

Response:     The members of the LLC are expected to recognize a long-term capital loss for tax year 2017. The LLC is expected to wind down its business in the normal course by December 31, 2025, and it is expected that the LLC will have additional capital gains and losses as long as it continues to operate. Disclosure to this effect will be added to the definitive proxy statement.

4.
Comment:    In the section entitled “Vote Required” under the heading “Proposal 1 – The Liquidation Proposal,” please state that the definitive proxy that will be delivered to the members of the LLC is substantially the same as the definitive proxy filed with the Commission by the Fund that will be delivered to the LLC.

Response:    Because the Operating Agreement of the LLC grants its members pass-through voting rights, the LLC may take no action as the sole shareholder of the Fund without first securing the approval of the members of the LLC. The proxy statement that the LLC will deliver to its members to secure the approval needed to liquidate and dissolve the Fund and determinate its status as a BDC will be substantially the same in all respects as the definitive proxy filed with the Commission by the Fund that will be delivered to the LLC. Disclosure will be added to the definitive proxy statement to the effect that the definitive proxy statement, in a form substantially similar to that filed with the Commission, will be provided to the members of the LLC,.

5.
Comment:    In the section entitled “Reason for the BDC Termination Proposal” under the heading “Proposal 2 – The BDC Termination Proposal,” please expand the disclosure to indicate what type of reporting will be provided to the members of the LLC in the event that that the LLC’s Operating Agreement is amended to eliminate the requirement that members be provided with annual audited financial statements.

Response:    It is not envisioned that the LLC’s Operating Agreement will be amended to eliminate the requirement that members be provided with annual audited financial statements. However, in the unlikely event that the LLC’s Operating Agreement is amended to eliminate the requirement that the LLC provide annual audited financial statements to its members, pursuant to Rule 206(4)-2 under the Investment Advisers Act of 1940, the LLC will be subject to annual verification and examination by its independent auditors and will provide quarterly account statements and quarterly shareholder reports inclusive of financial statements to its members in lieu of audited financial statements. Disclosure to this effect will be added to the definitive proxy statement.

6.
Comment:     In the section entitled “Special Note About Forward-Looking Statements” under the heading “Proposal 2 – The BDC Termination Proposal,” please delete the references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act.

Response:    The requested change will be made in the definitive proxy statement.

7.
Comment:     In the fourth full paragraph under the heading “Fund VI’s Business,” please add disclosure describing (a) the non-cash distributions made as of June 30, 2017 and (b) the Fund assets that remain for distribution.

Response:     As of June 30, 2017, the Fund had distributed $335.4 million to the LLC, including $274.6 million in cash and $60.8 million in warrants and other equity securities. The Fund assets that remain to be distributed include $6.9 million in cash, $0.1 million in non-loan receivables and $10.8 million in loans receivable. Disclosure to this effect will be added to the definitive proxy statement.

8.
Comment:     In the sub-section entitled “Advisory Board” under the heading “The Liquidation Proposal – How will the business of Fund VI differ from the business of the LLC?,” please cite the provision in the LLC Operating Agreement that provides for payments to be made to the Advisory Board members.

Response:     It is anticipated that following the proposed liquidation and dissolution of the Fund, each member of the LLC’s Advisory Board will receive an annual fee of $10,000 for each twelve-month period he or she serves as an Advisory Board member. This compensation arrangement is contemplated by and permissible under Section 7.7 of the LLC’s Amended and Restated Operating Agreement dated November 21, 2016. Disclosure to this effect will be added to the definitive proxy statement.

9.
Comment:     In the sub-section entitled “Voting Rights” under the heading “The Liquidation Proposal – How will the business of Fund VI differ from the business of the LLC?,” in the second full paragraph please disclose the expected timing of the distribution of the remaining proceeds to the members of the LLC.

Response:     It is anticipated that the remaining assets of the LLC will be distributed to the members of the LLC in the normal course by December 31, 2025. Disclosure to this effect will be added to the definitive proxy statement.

10.	Comment: Please confirm that the Fund and the LLC have not issued any senior securities.

Response:    The Fund and the LLC do not have any outstanding senior securities. The Fund’s capital structure consists of 100,000 authorized shares of a single class of common stock, all of which are owned by the LLC.

11.
Comment:     In the section entitled “Westech’s Duties and Compensation as Managing Member of LLC” under the heading “Effect of the Proposals on the Management of Fund VI’s Loan and Securities Portfolio,” in the third full paragraph please disclose the approximate amount of the expenses and liabilities of Fund VI that will be transferred to the LLC, as well as the categories of such expenses and liabilities (e.g., directors fees, management fees, etc.).

Response:    It is estimated that $0.3 million in expenses and liabilities of the Fund (in the form of $30,000 in professional fees and $17,000 in directors fees, with the remainder in refunds due on over-payments of loans) will be transferred to the LLC. Disclosure to this effect will be added to the definitive proxy statement.

We hope that these responses adequately address your comments. If you have further questions or comments, please contact the undersigned at (650) 234-4300.

Sincerely,

/s/ Martin D. Eng
Martin D. Eng
Vice President, Chief Financial Officer and Secretary